EXHIBIT 4.14

ASSET PURCHASE AGREEMENT

THIS ASSET PURCHASE AGREEMENT (“Agreement”), is entered into as of February 23, 2005 by and between:

Unilens Corp. USA, a Delaware corporation with offices at 10431 72nd Street North, Largo, Florida 33777, USA (“Buyer “), and,

CIBA Vision Corporation, a Delaware corporation with offices at 11460 Johns Creek Parkway, Duluth, Georgia, USA (“Seller”).

Whereas, Seller desires to convey to Buyer and Buyer desires to acquire from Seller certain assets currently utilized by Buyer in its specialty contact lens business;

NOW, THEREFORE, in consideration of the obligations undertaken by each party and other good and valuable consideration, and intending to be legally bound, the parties hereby agree as follows:

1.	DEFINITIONS

As used in this Agreement, the following terms shall have the meanings set forth below:

1.1.	“Affiliate” means any person or legal entity controlling, controlled by, or under common control with a party to this Agreement.

1.2.	“Assets” means the (i) Product Information (ii) Trademarks, (iii) Inventory, (iv) Product Registrations, and (v) Raw Material Information.

1.3.	“Assumed Liabilities” means any and all liabilities of any kind, other than the Retained Liabilities, relating to the ownership, possession and/or use of the Assets as of and following the Closing Date.

1.4.	“Bill of Sale” means the document attached hereto as Appendix C.

1.5.	“Closing Date” means the date on which consummation of the purchase and sale of the Assets and related transactions contemplated under this Agreement shall occur.

1.6.	“Inventory” means the quantities of finished Products set forth in Schedule 1.5.

1.7.	“Inventory Purchase Price” means the amount payable by Buyer for the Inventory as determined in accordance with Section 4.2.

1.8.	“Net Sales” means the gross amounts billed for Products sold to third parties by Buyer or its Affiliates world wide, less: (i) allowances, credits, and adjustments actually granted due to rejection or return of Products previously sold (ii) cash and trade discounts actually allowed; (iii) duties, tariffs and use taxes and other similar taxes incurred which are not invoiced to customers and which are allocated in accordance with generally accepted accounting practices, and (iv) to the extent included in such bills, charges for freight, shipping, and insurance. For purposes of this Agreement, all currencies will be converted into US dollars by using the exchange rate quoted in the Wall Street Journal for the last day of the period for which the Net Sales is being calculated.

1.9.	“Products” means the contact lenses marketed by Seller under the brand names Aquaflex® and Softcon® EW.

1.10.	“Product Information” means: (i) designs, specifications, data and all documentation relating thereto, fitting guidelines, operating procedures, techniques, processes, technical information, and manufacturing know-how, used or developed by Seller in connection with the manufacture of the Products, (ii) all customer lists, price lists, supplier lists, cost, sales and marketing data and similar information related exclusively to the marketing and sale of any of the Products; and (iii) all advertising and marketing brochures and other materials relating exclusively to any of the Products.

1.11.	“Product Registrations” means all regulatory clearances, approvals and similar authorizations governing the manufacture, marketing and sale of Products held by Seller as of the Closing Date, including, without limitation, pre-market approval applications (PMAs) and 501(k)s as set forth in Schedule 1.11.

1.12.	“Proscribed Activities” means the manufacturing, marketing, distribution, or sale of the Products under the Aquaflex® or Softcon® names.

1.13.	“Raw Material Information” means the formulation information, procedures, know-how, and regulatory approvals of Seller with respect to Tetrafilcon A.

1.14.	“Retained Liabilities” means any and all liabilities of any kind relating to the ownership, possession, or use of the Assets prior to the Closing Date.

1.15.	“Royalty Period” shall be five (5) years from the Closing Date.

1.16.	“Supply Agreement” means the agreement attached hereto as Appendix A.

1.17.	“Trademark Assignment” means the assignment of the Trademarks attached hereto as Appendix B

1.18.	“Trademarks” means all: (i) United States and foreign trademarks for the Products, whether registered or not, including, without limitation, U.S. Registration Number 0983286 for Softcon®, U.S. Registration for Aquaflex®, and foreign registrations and the goodwill relating thereto; (ii) service marks, whether registered of not, and the goodwill relating thereto; (iii) domain names; (iv) trade secrets; and (v) other intellectual property rights owned by Seller which relate to the Products.

1.19.	“Transaction Documents” means the Supply Agreement, the Bill of Sale, the Trademark Assignment and such other instruments of conveyance necessary to transfer the Assets to Buyer.

2.	CONVEYANCE OF ASSETS

2.1.	Purchase and Sale. As of the Closing Date and upon the terms and subject to the conditions of this Agreement, Seller shall sell, assign, transfer, convey and deliver to Buyer and Buyer shall purchase, acquire and accept, all right, title and interest of Seller in and to, the Assets.

2.2.	Delivery of Inventory. The Inventory shall be delivered F.O.B. Buyer’s facility located at 10431 72nd Street North, Largo, Florida. Seller shall assume all risk of loss or damage of any of the Inventory prior to delivery to Buyer’s facility and Buyer’s acceptance of such Inventory. Seller shall deliver the Inventory to its designated carrier for shipment to Buyer within twenty four (24) hours following the Closing Date.

2.3.	No other Conveyance. Seller and Buyer expressly acknowledge and agree that, except for the Assets, no other tangible or intangible property or rights are intended or shall be conveyed to Buyer pursuant to this Agreement.

2.4.	Further Assurances. From time to time after the Closing Date, at Buyer’s request and without further consideration, Seller will execute and deliver such other and further instruments of conveyance, assignment and transfer, and take such other action, as Buyer may reasonably request, to provide for the effective conveyance and transfer of the Assets.

3.	ASSUMPTION OF LIABILITIES

3.5.	Assumption of Liabilities. As of the Closing Date, Buyer shall assume sole responsibility for any and all Assumed Liabilities.

3.6.	Retained Liabilities. Seller shall remain solely responsible for any and all Retained Liabilities.

4.	CONSIDERATION

4.1.	Buyer’s Obligations. In consideration for the conveyance of the Assets, Buyer shall:

4.1.1	Pay Seller the Inventory Purchase Price in accordance with Section 4.2.

4.1.2	Pay royalties to Seller in accordance with Section 4.3.

4.2.	Inventory Purchase Price. The Inventory Purchase Price shall be paid by Buyer as follows:

4.2.1	One Hundred Fifty Thousand US Dollars ($150,000), payable by wire transfer within twenty four (24) hours following the Closing Date.

4.2.2	Forty Percent (40%) of Net Sales derived from the sale of the Inventory payable by wire transfer forty-five (45) days following the close of each calendar quarter until total payments made by Buyer pursuant to Paragraphs 4.2.1 and 4.2.2 equal Three Hundred Fifty Thousand US Dollars ($350,000).

4.3.	Royalties. Buyer shall pay Seller royalties on Net Sales of Products (excluding Net Sales from Products included in the Inventory) as set forth below:

4.3.1	Royalty Rates. The applicable royalty rates shall be determined in accordance with Schedule 4.3.1.

4.3.2	Payments. Royalties shall be payable by wire transfer forty-five (45) days following the close of each calendar quarter.

4.4.	Reports, Records and Right to Review. Forty-five (45) days following the close of each calendar quarter during the Royalty Period, Buyer shall submit to Seller a written report setting forth the Net Sales of Products sold by Buyer, including sales by Affiliates and licensees, and the calculation of the amount due and payable to Seller for such period. Buyer shall keep complete and accurate records of all sales of Products, including any sales by Affiliates and licensees, for a period of two (2) years following the year in which the sales were made. Seller shall have the right on one (1) occasion each twelve-month period to have an independent accountant from an internationally recognized accounting firm reasonably acceptable to Buyer have access to the records of Buyer during reasonable business hours for the purpose of verifying the amounts due Seller hereunder. Seller shall bear the cost of any such review, provided however, if such review reflects that Buyer underpaid amounts due for the period under review by more than five percent (5%), then Buyer shall reimburse Seller for the reasonable fees and costs of such review.

4.5.	Allocation of Consideration. Buyer and Seller agree that the foregoing consideration shall be allocated in a manner determined by mutual agreement of the parties. Each party agrees to report the tax consequences of the transactions contemplated by this Agreement and the Transaction Documents in a manner consistent with this allocation and shall not take a position inconsistent therewith in connection with any examination, investigation, refund claim, litigation or otherwise.

5.	SUPPLY AGREEMENT; ASSUMPTION OF CONTINUING OBLIGATIONS

5.1.	Supply Agreement. At Closing, Seller and Buyer shall enter into the Supply Agreement pursuant to which Seller shall manufacture and supply Softcon® EW contact lenses in accordance with the terms thereof for a period not to exceed eighteen (18) months.

5.2.	Continuing Obligations. Except as provided in the Supply Agreement, Buyer shall, as of the Closing Date, assume sole responsibility for manufacturing, marketing, sales and regulatory compliance, including product registrations and complaint handling relating to the Products as of the Closing Date.

5.3.	Returns. Seller shall remain solely responsible for processing any customer returns of Products sold by Seller prior to the Closing Date in accordance with Seller’s returns policies. Buyer shall assume sole responsibility for any customer returns of Products sold by Buyer as of and following the Closing Date.

5.4.	Notice to Customers. The parties shall mutually agree on the content and coordinate the distribution of notices regarding the closing of this transaction to Seller’s customer base for the Products. After the Closing Date, Seller will advise its customer base (including all distributors of the Products) and all persons requesting that Purchaser sell the Product to them, that the Assets have been sold to Buyer and that the Products are available from the Buyer.

5.5.	Non-Competition. Seller agrees that during the Royalty Period, Seller shall not, either directly or indirectly (including, without limitation, as a shareholder, member, lender, joint venturer, partner, or consultant), whether within the United States or elsewhere engage in the Proscribed Activities; provided that Seller shall be permitted to fill any orders for Products received prior to the Closing Date. Because Buyer would not have an adequate remedy at law to protect its business from any breach of the provisions of this Section 5.5, in the event of such a breach or threatened breach thereof by Seller, Buyer shall be entitled to injunctive relief, in addition to such other remedies that would be available to Buyer. In the event of such breach, in addition to any other remedies, Buyer shall be entitled to receive from Seller payment of, or reimbursement for, its reasonable attorneys’ fees and disbursements incurred in successfully enforcing such provision.

6.	REPRESENTATIONS AND WARRANTIES OF SELLER

Seller hereby represents and warrants to Buyer as follows:

6.1.	Corporate Status. Seller is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is organized and has all requisite corporate power and authority to carry on its business as it is now being conducted, and to execute, deliver and perform this Agreement and each Transaction Document and to consummate the transactions contemplated hereby and thereby.

6.2.	Consents and Approvals. The execution, delivery and performance of this Agreement, the Transaction Documents and the consummation of the transactions contemplated hereby and thereby have been duly and validly authorized by all necessary corporate action on the part of Seller. This Agreement and each of the Transaction Documents have been duly and validly executed and delivered and constitute the legal, valid and binding obligation of Seller, enforceable in accordance with their respective terms.

6.3.	Title to Assets. Seller has good and marketable title to all of the Assets, free and clear of any claims by third parties.

6.4.	Legal Proceedings and Disputes. To Seller’s knowledge, there are no pending or threatened legal actions, claims or proceedings against Seller that relate, directly or indirectly, to the Assets.

6.5.	Compliance with Law. Seller is now and has heretofore been in compliance with all applicable laws, rules, regulations, orders and judgments of any governmental authorities applicable to the Assets and has undertaken all action in accordance therewith required to be taken in connection with the sale of the Assets, including, without limitations, obtaining the authorization, consent and approval of all relevant governmental entities.

6.6.	Trademarks.

6.6.1	Seller is the exclusive owner of the Trademarks and Seller has the right to assign the Trademarks to Buyer.

6.6.1.	Neither Seller nor any Affiliate of Seller has assigned, licensed or conveyed any rights or interest in the Trademarks that may be inconsistent with the rights granted to Buyer hereunder.

6.6.2.	To the knowledge of the Seller, no third party is violating or infringing the Trademarks.

6.6.3.	To the extent that any of the Trademarks can be registered with a governmental agency, including, without limitation, the United States Patent & Trademark Office, such Trademarks have be so registered and such registrations are in full force and effect.

6.7.	Taxes. All material tax returns and related information required to be filed by or on behalf of Seller relating to the Assets are true and correct in all material respects and have been prepared and filed in accordance with applicable law. All taxes, interest, penalties, assessments and deficiencies relating to the Assets have been paid in full. To the knowledge of Seller, there are no unresolved claims concerning any tax liability relating to the Assets as of the Closing Date.

6.8.	Inventory. To the knowledge of Seller, each Product included in the Inventory has been manufactured, packaged and labeled in accordance with all applicable laws, rules and regulations and conforms to Seller’s quality standards and manufacturing specifications.

6.9.	Disclosure. No representation or warranty by Seller in this Agreement, nor any statement, document, or schedule delivered by Seller in connection with the transactions contemplated by this Agreement shall contain any untrue statement of a material fact or omit a material fact necessary to make the statements contained therein not misleading.

6.10.	Disclaimer and Limitation of Liability. EXCEPT AS SET FORTH IN THIS ARTICLE 6, (i) SELLER MAKES NO REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, RELATING TO THE ASSETS OF THE BUSINESS, INCLUDING WITHOUT LIMITATION, ANY REPRESENTATION OR WARRANTY AS TO VALUE, MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE OR FOR ORDINARY PURPOSES, OR ANY OTHER MATTER; AND (ii) THE ASSETS AND BUSINESS ARE CONVEYED TO BUYER ON AN “AS IS, WHERE IS” BASIS AS OF THE DATE OF TITLE TRANSFER AND BUYER SHALL RELY ON ITS OWN EXAMINATION THEREOF. IN NO EVENT SHALL SELLER BE LIABLE FOR ANY MATTER WHATSOEVER RELATING TO THE USE OF THE ASSETS OR CONDUCT OF THE BUSINESS FOLLOWING THE CLOSING DATE BY BUYER, ITS AFFILIATES OR ANY THIRD PARTY. IN NO EVENT SHALL SELLER BE LIABLE FOR INDIRECT, SPECIAL, INCIDENTAL, CONSEQUENTIAL OR PUNITIVE DAMAGES OR LOST PROFITS.

6.11.	Not Bulk Sale. The sale of the Assets does not constitute a sale of more than half of the Seller’s inventory, as measured by value on the date of this Agreement, and, after the sale of the Assets to Buyer, the Seller will continue to operate the same or similar kind of business after the sale as it operated prior to such sale.

7.	REPRESENTATIONS AND WARRANTIES OF BUYER

As a material inducement to Seller entering into this Agreement and consummating the transactions contemplated hereby, Buyer hereby represents and warrants to Seller as follows:

7.1.	Corporate Status. Buyer is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is organized and has all requisite corporate power and authority to carry on its business as it is now being conducted, and to execute, deliver and perform this Agreement and all Transaction Documents and to consummate the transactions contemplated hereby.

7.2.	Consents and Approvals. The execution, delivery and performance of this Agreement, the Transaction Documents and the consummation of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action on the part of Buyer. This Agreement and each of the Transaction Documents shall constitute the legal, valid and binding obligation of Buyer and shall be enforceable in accordance with its terms.

7.3.	Disclosure. No representation or warranty by Buyer in this Agreement shall, as of the Closing Date, contain any untrue statement of a material fact or omit a material fact necessary to make the statements contained therein not misleading.

8.	CLOSING; CONDITIONS PRECEDENT

8.1.	Closing. The closing of the transactions contemplated by this Agreement shall take place at the offices of Seller in Duluth, Georgia no later than February 28, 2005, or such other time or place as shall be mutually agreed upon by the parties.

8.2.	Conditions to Obligations of Buyer. The obligations of Buyer hereunder are subject to the satisfaction on and as of the Closing Date of each of the following conditions:

8.2.1.	Representations and Warranties. The representations and warranties of Seller set forth in this Agreement shall be true and correct as of the Closing Date.

8.2.2.	Performance of Obligations of Seller. Seller shall have performed or complied in all material respects with all obligations, conditions and covenants required to be performed by it under this Agreement at or prior to the Closing Date.

8.2.3.	Deliveries. Seller shall have executed and delivered to Buyer the Supply Agreement, the Bill of Sale, the Trademark Assignment, and all Product Registrations.

8.3.	Conditions to the Obligations of Seller. The obligations of Seller to sell, assign, convey, and the Assets are subject to the satisfaction on and as of the Closing Date of each of the following conditions:

8.3.1.	Representations and Warranties. The representations and warranties of Buyer set forth in this Agreement shall be true and correct in all material respects as of the Closing Date.

8.3.2.	Performance of Obligations of Buyer. Buyer shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date.

8.4.	Pre-Market Approval Applications. Seller shall supply Buyer with a signed copy of the notification of change of PMA ownership as filed with the United States Food and Drug Administration for all PMAs as set forth in Schedule 1.11.

9.	SURVIVAL; INDEMNIFICATION

9.1	Survival. Each of the representations, warranties, agreements, covenants and obligations herein or in any schedule, exhibit, certificate or financial statement delivered by any party to the other party incident to the transactions contemplated shall survive the Closing regardless of any investigation and shall not merge in the performance of any obligation by either party hereto.

9.2.	Seller Indemnification. From and after the Closing Date, to the extent provided in this Article 9, Seller shall indemnify and hold harmless Buyer and its Affiliates, directors, officers, employees and agents (the “Seller Indemnified Parties”) from and against any (i) losses, damages, judgments, awards, penalties and settlements; (ii) demands, claims, suits, actions, causes of action, proceedings and assessments; and (iii) costs and expenses, penalties, court costs and reasonable fees and expenses of attorneys and expert witnesses reasonably and necessarily incurred by a Seller Indemnified Party (collectively, “Losses”) resulting from, arising out of or relating to any Retained Liability or any breach of any representation, warranty, covenant or agreement of Seller contained herein or in any Transaction Document.

9.3.	Buyer Indemnification. From and after the Closing Date, to the extent provided in this Article 9, Buyer shall indemnify and hold harmless Seller and each Affiliate and agent of Seller (the “Buyer Indemnified Parties”) from and against any Losses resulting from, arising out of or relating to any Assumed Liability or any breach of any representation, warranty, covenant or agreement of Buyer contained herein and in any Transaction Document.

9.4.	Limitation of Indemnification. Notwithstanding any provision of this Agreement to the contrary, the rights of an Indemnified Party and obligations of the other party (the “Indemnifying Party”), respectively, under Sections 9.2 and 9.3 shall be limited as follows:

9.4.1.	All claims for indemnification by an Indemnified Party must be asserted no later than two (2) years after the Closing Date.

9.4.2.	No claim shall be made against an Indemnified Party unless and until the aggregate amount of such claims exceeds Twenty Five Thousand Dollars ($25,000), in which event the Indemnified Party may claim indemnification for the amount in excess of Twenty Five Thousand Dollars ($25,000).

9.4.3.	The maximum aggregate liability of the Indemnifying Party shall be limited to the aggregate consideration paid by Buyer to Seller under Section 4.1 as of the date such claim is made, reduced by the amount of any insurance proceeds, third party reimbursement or other compensation received by the Indemnifying Party and amounts previously paid by the Indemnifying Party pursuant to this Article 9.

9.4.4.	In no event shall an Indemnifying Party be held responsible for indirect, consequential or other speculative damages.

9.5.	Procedure for Claims. In the event that an Indemnified Party receives notice of, or becomes aware of, a claim for which the Indemnified Party intends to seek indemnity hereunder, the Indemnified Party shall promptly provide the Indemnifying Party with notice of such claim. The Indemnifying Party shall have the right, at its option and its own expense, to be represented by counsel of its own choice and to defend against, negotiate, settle or otherwise deal with any such claim; provided, however, that the Indemnifying Party’s right to defend any such action or claim shall be conditioned upon such Indemnifying Party providing the Indemnified Party with written notice; provided, further, that the Indemnifying Party shall not enter into any settlement or compromise of any such claim without the Indemnified Party’s prior written consent, which consent shall not be unreasonably withheld. The Indemnified Party may participate in the defense of any claim with counsel of its own choice and at its own expense. The parties agree to cooperate fully with each other in connection with the defense, negotiation or settlement of any such claim. In the event that the Indemnifying Party does not undertake the defense, compromise or settlement of a claim, the Indemnified Party shall have the right to control the defense or settlement of such Claim with counsel of its choosing provided, however, that the Indemnified Party shall not settle or compromise any such claim without the Indemnifying Party’s prior written consent, which consent shall not be unreasonably withheld.

9.6.	Exclusive Remedy. The indemnification provided pursuant to this Article 9 shall be the sole and exclusive remedy for any claims for indemnification with respect to breaches of representation and warranty in this Agreement and in each Transaction Document.

10.	TRANSACTION COSTS

10.1.	Transfer Taxes. Buyer shall be responsible for the payment of all transfer and all documentary stamp taxes, if any, and Seller shall be responsible for the payment of any sales, use and similar taxes and fees arising from the sale of the Assets pursuant to this Agreement, if any.

10.2.	Transaction Costs. Each party shall be responsible for its own costs and expenses incurred in connection with the preparation, negotiation and consummation of this Agreement and the Transaction Documents, including but not limited to attorney and other professional fees.

10.3.	Brokerage. The parties hereby expressly warrant and represent that neither party has any liability for payment to any broker, agent, or finder in connection with the transactions contemplated under this Agreement and shall indemnify and hold harmless the other party hereto for such payments.

11.	TERMINATION

11.1	Termination Rights. This Agreement may be terminated by written notice before Closing:

(i)	by Buyer if any of the conditions set forth in Section 8.2 is not satisfied at the time scheduled for Closing or if the satisfaction of any such condition is or becomes impossible, or

(ii)	by Seller if any of the conditions set forth in Section 8.3 is not satisfied at the time scheduled for Closing or if the satisfaction of any such condition is or becomes impossible;

(ii)	by either party in the event the Closing does not occur, for any reason, prior to March 1, 2005.

11.2	Effect of Termination. In the event this Agreement is terminated pursuant to Section 11.1, Buyer shall (i) return any Products received from Seller pursuant to this Agreement prior to or following such termination; and (ii) return or destroy all documents containing the confidential information of Seller and Buyer shall remain bound by the confidentiality obligations set forth in that certain Confidentiality Agreement dated December 2, 2004, which shall survive the termination of this Agreement for a period of five (5) years.

12.	MISCELLANEOUS

12.1.	Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement, and shall become effective when one or more counterparts have been signed by each of the Parties and delivered to the other party.

12.2.	Entire Agreement. This Agreement, the exhibits and schedules hereto and the Transaction Documents contain the entire agreement between the parties with respect to the subject matter hereof and supersede all previous agreements, negotiations, discussions, writings, understandings, commitments and conversations with respect to such subject matter.

12.3.	Amendments and Waivers. No provisions of this Agreement shall be deemed waived, amended, supplemented or modified by any party, unless such waiver, amendment, supplement or modification is in writing and signed by the authorized representative of the party against whom it is sought to be enforced.

12.4.	Governing Law. This Agreement shall be governed by and construed and interpreted in accordance with the laws of the State of Georgia, irrespective of its choice of laws principles, as to all matters, including matters of validity, construction, effect, enforceability, performance and remedies, and, to the extent applicable, the federal laws of the United States.

12.5.	Assignability. This Agreement shall be binding upon and inure to the benefit of the Parties hereto and thereto, respectively, and their respective successors and assigns. No party may assign its respective rights or delegate its respective obligations under this Agreement without the express prior written consent of the other party, which consent shall not be unreasonably withheld.

12.6.	Third Party Beneficiaries. Except as expressly set forth herein, there are no third party beneficiaries of this Agreement, and the provisions of this Agreement are solely for the benefit of the parties and are not intended to confer any rights or remedies to any person which is not a party to this Agreement.

12.7.	Notices. All notices and other communications hereunder shall be in writing and shall be deemed duly given (a) on the date of delivery if delivered personally, (b) on the third business day following the date of dispatch if delivered by an internationally recognized express courier service. All notices hereunder shall be addressed as follows:

If to Buyer, to:

Unilens Corporation

10431 72nd Street North

Largo, Florida 33777

Attention: Chief Financial Officer

If to Seller, to:

CIBA Vision Corporation

11460 Johns Creek Parkway

Duluth, Georgia, 30097

Attention: General Counsel

Any party may, by notice to the other party given in the form specified in this Section 12.7, change the address to which such notices are to be given.

12.8.	Severability. If any provision of this Agreement is determined by a court of competent jurisdiction to be invalid, void or unenforceable, the remaining provisions hereof shall remain in full force and effect and shall in no way be affected, impaired or invalidated thereby, so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner adverse to any party and the parties shall negotiate in good faith in an effort to agree upon a suitable and equitable means to effect the original intent of the parties.

12.9.	Force Majeure. No party shall be deemed in default of this Agreement to the extent that any delay or failure in the performance of its obligations under this Agreement results from any cause beyond its reasonable control and without its fault or negligence, such as acts of God, acts of civil or military authority, acts of terrorism, embargoes, epidemics, war, riots, insurrections, fires, explosions, earthquakes, floods, unusually severe weather conditions, labor problems or unavailability of parts, or, in the case of computer systems, any failure in electrical or air conditioning equipment. In the event of any such excused delay, the time for performance shall be extended for a period equal to the time lost by reason of the delay.

12.10.	Headings. The article, section and paragraph headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

12.11.	Schedules and Appendices. All schedules and appendices referenced in this Agreement and attached hereto are incorporated herein by reference and shall be considered for all purposes as part of this Agreement.

12.12.	Remedies. The Parties acknowledge that the legal remedy for breach by any of them of their respective obligations hereunder may be inadequate and, therefore, in the event of any actual or threatened breach of any such obligation, such parties agree that, in addition to any other available remedy, such obligation may be specifically enforced against them.

12.13.	Waivers of Default. Waiver by either party of any default by the other party of any provision of this Agreement shall not be deemed a waiver by the waiving party of any subsequent or other default, nor shall it prejudice the rights of the other party.

12.14.	Public Announcements. Neither party shall issue any press release or other public announcement concerning the transactions contemplated by this agreement without the prior written consent of both the Seller and Buyer, which consent shall not be unreasonably withheld. Notwithstanding the foregoing, either party may make any required filings and disclosures pursuant to any applicable rules or requirements of the United States Securities and Exchange Commission, or any other regulatory agency, or any exchange, without the prior written consent of the other party.

IN WITNESS WHEREOF, the Parties, intending to be bound hereby, have executed this Agreement as of the Closing Date.

SELLER:

CIBA VISION CORPORATION

By:	/s/ Stephen Osbaldeston
Title:	President, Global Specialty Lens & Lens Care Business

BUYER:

UNILENS CORP., USA

By:	/s/ Michael J. Pecora
Title:	Chief Financial Officer

SCHEDULE 1.5

Inventory

SCHEDULE 1.11

Pre-Market Approval Applications (PMAs) and 501(k)s

PMA P880101 AQUAFLEX (Tetrafilcon A)

PMA P820021, limited solely to SOFTCON Aphakic, (Vifilcon A)

SCHEDULE 4.3.1.

Royalty Rates

Product Sales	Years (from Closing Date)	Applicable % of Net Sales
Aquaflex	1 through 3	8%
Aquaflex	4 through 5	5%
SoftCon	1 through 5	5%

APPENDIX A

SUPPLY AGREEMENT

THIS AGREEMENT shall be effective as of February 23, 2005 (the “Effective Date”), by and between CIBA Vision Corporation, with its principal offices at 11460 Johns Creek Parkway, Duluth, Georgia 30097 (“CIBA”), and Unilens Corp. USA, a Delaware corporation with offices at 10431 72nd Street North, Largo, Florida 33777 (“UNILENS”).

WHEREAS, UNILENS desires to purchase from CIBA and CIBA is willing and able to manufacture and supply UNILENS with certain contact lens products under the terms and conditions described in this Agreement;

NOW, THEREFORE, UNILENS and CIBA agree as follows:

1.	DEFINITIONS

The following terms shall have the meaning specified in this Section:

1.1	“Affiliate” means any person or legal entity controlling, controlled by, or under common control with a party to this Agreement.

1.2	“Confidential Information” shall mean the terms of this Agreement and any information of a confidential and proprietary nature disclosed by either party to the other party in connection with this Agreement, including, but not limited to, technical, financial or commercial data, business plans and other competitively sensitive information.

1.3	“Facility” shall mean CIBA existing manufacturing facility located in Cidra, Puerto Rico, provided that CIBA shall have the right to relocate production to an alternate CIBA manufacturing site upon written notice to UNILENS and any such site shall thereafter be the Facility for purposes of this Agreement.

1.4	“FDA” shall mean the United States Food and Drug Administration.

1.5	“FDCA” shall mean the United States Federal Food, Drug and Cosmetic Act, as amended.

1.6	“Firm Orders” shall mean irrevocable, written purchase orders for Products, which specify the (i) Product(s), by SKU, (ii) quantity to be delivered, (iii) ship to location, (iv) designated carrier and (v) requested delivery date.

1.7	“Master Artwork Text” shall mean the specific text for all items of labeling, including, but not limited to all packaging, labels and markings to be utilized by CIBA in connection with the manufacture of the Product.

1.8	“Order Date” will be the date that CIBA receives a Firm Order.

1.9	“Product” shall mean a Softcon® EW contact lens.

1.10	“Product Registrations” shall mean all regulatory clearances, approvals, or registrations under the FDCA, the Canadian Medical Device Regulations, the requirements and standards applicable to CE marked products as described in the Medical Device Directive (EEC 93/42), or similar laws or regulations governing the marketing and sale of the Product.

1.11	“QSRs” shall mean the regulations promulgated under the FDCA, the requirements set forth in the Canadian Medical Device Regulations, and the requirements and standards applicable to CE marked products as described in the Medical Device Directive (EEC93/42), as such laws may be amended from time to time.

1.12	“SKU” shall mean such stock keeping units for the Products as shall be mutually agreed upon by the parties.

1.13	“Specifications” shall mean the descriptions, criteria, standards, and other requirements set forth in the attached Appendix A.

1.14	“Unit” shall mean a single Product for which all operations set forth in Appendix A have been completed, packaged in a labeled vial.

2.	MANUFACTURE AND SUPPLY

CIBA shall manufacture and supply UNILENS with Products subject to the terms and conditions set forth in this Agreement.

3.	PRICE AND PAYMENT

3.1	The purchase price shall be Seven Dollars and Fifty Cents US ($7.50) per Unit.

3.2	CIBA shall submit an invoice for payment with each shipment of Product. Subject to the right of rejection set forth in Section 4.4, UNILENS shall pay all undisputed invoices no later than 30 days from receipt of invoice.

4.	ORDERS, SHIPMENTS AND ACCEPTANCE

4.1	UNILENS may submit up to three Firm Orders per year no later than ninety (90) days prior to the specified delivery date.

4.2	Each Firm Order shall specify a quantity of no less than three thousand (3,000) Units per order, with no less than 15 Units per SKU.

4.3	CIBA shall be responsible for delivery of Products to UNILENS’ designated carrier. Shipping terms shall be FOB, the Facility. Title and risk of loss or damage to any shipment shall pass to UNILENS upon delivery to UNILENS’ designated carrier. UNILENS shall be responsible for all freight and insurance fees.

4.4	UNILENS shall have thirty (30) days from the date of delivery to inspect the Product received and shall have the right to reject, by written notice, and return, at CIBA’s expense, any Product which does not conform to the Firm Order or the Specifications. UNILENS shall receive a credit for any such nonconforming Product. Any Product not rejected prior to the expiration of the above referenced inspection period shall be deemed accepted by UNILENS, provided that such acceptance of delivery shall not be deemed to impair UNILENS’ rights under Section 9.3.

4.5	CIBA shall use commercially reasonable efforts to deliver to UNILENS the amount of Product set forth in the Firm Orders within ninety (90) days of the Order Date.

5.	MASTER ARTWORK TEXT AND QUALITY ASSURANCE

5.1	UNILENS shall have the regulatory responsibility for the design, manufacture, packaging and labeling of the Product under the QSRs. UNILENS shall develop and provide the Master Artwork Text to CIBA sixty (60) days prior to the date specified for delivery of UNILENS’ initial Firm Order. The Master Artwork Text shall become incorporated as part of the Specifications and shall not be altered in any way by CIBA without the prior written consent of UNILENS.

5.2	CIBA shall conduct quality testing on the Products prior to delivery to UNILENS in accordance with the Specifications and such other procedures which have been pre-approved in writing by UNILENS. CIBA shall comply with the QSRs and shall deliver to UNILENS concurrently with each shipment a Certificate of Compliance stating that each lot has been produced in accordance therewith. CIBA shall retain all lot records for no less than three (3) years following the expiration date for each manufacturing lot.

5.3	UNILENS shall have access to all manufacturing records and any lot samples within ten (10) days of any request therefore. UNILENS shall have the right, following ten (10) days prior written notice, to conduct an annual on-site audit of the Facility and relevant records to verify that CIBA’s quality control system is effective and properly documented in accordance with the QSRs.

5.4	CIBA shall not materially change the manufacturing process or raw materials utilized for the production of the Product without the prior written consent of UNILENS.

6.	REGULATORY APPROVALS

6.1	CIBA shall obtain and maintain all site licenses, registrations and other regulatory approvals which may be or become necessary to continue manufacture of the Products at the Facility.

6.2	UNILENS shall obtain, maintain and hold in its own name all device registrations and other regulatory approvals, which may be or become necessary, as reasonably determined by UNILENS, to enable UNILENS to market and resell the Products and shall create and maintain all technical documentation required by the QSRs.

7.	WARRANTY

7.1	CIBA hereby warrants that (i) the Facility is an FDA certified facility and satisfies all requirements of the QSRs; and (ii) all Products supplied to UNILENS hereunder shall have been manufactured, quality tested and packaged in accordance with, and shall conform to, the Specifications, the QSRs and all other requirements set forth in this Agreement.

7.2	Except for the warranties set forth above, CIBA makes no other warranty of any kind with regard to Products whether express, arising by operation of law, or otherwise, including without limitation any implied warranties of merchantability and fitness for a particular purpose. CIBA shall not in any circumstance be liable for indirect, incidental, consequential or other speculative damages.

8.	RECALLS, COMPLAINTS AND RETURNS

8.1	The parties shall immediately contact each other in the event that either party has any reason to believe that a recall of any Product may be necessary. UNILENS and CIBA shall jointly confer and cooperate to resolve any issues with respect to a recall, including without limitation, the necessity of declaring the recall, the manner in which the recall should be conducted and the duration of the recall. CIBA shall be responsible for the costs of a recall or, and shall reimburse UNILENS for any costs reasonably incurred by UNILENS, in the event the recall is determined, by mutual agreement of the parties (or by an independent third party if the parties are unable to agree upon the cause), to have been caused by a defect in the manufacture of the Product. UNILENS shall be responsible for the costs of a recall and shall reimburse CIBA for any costs reasonably incurred by CIBA, in the event a recall is determined, by mutual agreement of the parties (or by an independent third party if the parties are unable to agree upon the cause), to have been primarily caused by any act or omission of UNILENS.

8.2	UNILENS shall establish and maintain an appropriate system for collecting market complaints, communicating market complaint information to CIBA, facilitating corrective actions and product recalls. UNILENS will report all product or packaging related complaints to CIBA within thirty (30) days following receipt of the complaint. Any suspected adverse incident shall be reported to CIBA within five (5) business days following receipt of the complaint. CIBA shall take appropriate investigative and, if necessary corrective action, as required by the QSRs and shall provide UNILENS with all relevant information relating to any such investigation and corrective action. UNILENS shall be responsible, in consultation with CIBA, for reporting any adverse incident to the relevant regulatory authorities as required by the QSRs.

8.3	UNILENS shall be responsible for responding to inquiries or complaints concerning any Product and for the collection and processing of any Products returned by customers as defective. In the event that UNILENS determines that any such Product does not conform to the Specifications, UNILENS shall return such Product to CIBA for evaluation. CIBA shall issue a credit to UNILENS for any such Product which is confirmed by CIBA to be nonconforming.

9.	INDEMNIFICATION

9.1	CIBA Indemnification. CIBA shall indemnify and hold harmless UNILENS, its Affiliates, directors, officers, employees and agents (the “CIBA Indemnified Parties”) from and against any (i) losses, damages, judgments, awards, penalties and settlements; (ii) demands, claims, suits, actions, causes of action, proceedings and assessments; and (iii) costs and expenses, penalties, court costs and reasonable fees and expenses of attorneys and expert witnesses reasonably and necessarily incurred by a CIBA Indemnified Party (collectively, “Losses”) resulting from, arising out of or relating to any breach of any representation, warranty, covenant or agreement of CIBA under this Agreement.

9.2	UNILENS Indemnification. UNILENS shall indemnify and hold harmless CIBA and each Affiliate and agent of CIBA (the “UNILENS Indemnified Parties”) from and against any Losses resulting from, arising out of or relating to any breach of any representation, warranty, covenant or agreement of UNILENS under this Agreement.

9.3	Procedure for Claims. In the event that an Indemnified Party receives notice of, or becomes aware of, a claim for which the Indemnified Party intends to seek indemnity hereunder, the Indemnified Party shall promptly provide the Indemnifying Party with notice of such claim. The Indemnifying Party shall have the right, at its option and its own expense, to be represented by counsel of its own choice and to defend against, negotiate, settle or otherwise deal with any such claim; provided, however, that the Indemnifying Party’s right to defend any such action or claim shall be conditioned upon such Indemnifying Party providing the Indemnified Party with written notice; provided, further, that the Indemnifying Party shall not enter into any settlement or compromise of any such claim without the Indemnified Party’s prior written consent, which consent shall not be unreasonably withheld. The Indemnified Party may participate in the defense of any claim with counsel of its own choice and at its own expense. The parties agree to cooperate fully with each other in connection with the defense, negotiation or settlement of any such claim. In the event that the Indemnifying Party does not undertake the defense, compromise or settlement of a claim, the Indemnified Party shall have the right to control the defense or settlement of such Claim with counsel of its choosing provided, however, that the Indemnified Party shall not settle or compromise any such claim without the Indemnifying Party’s prior written consent, which consent shall not be unreasonably withheld.

10.	CONFIDENTIALITY AND ANNOUNCEMENTS

10.1	The terms of that certain Secrecy Agreement between the parties dated December 2, 2004 shall continue to apply throughout the term of this Agreement.

10.2	Neither party shall make any press release or trade announcement relating to this Agreement, or otherwise disclose the terms of this Agreement, without the prior written consent of the other party, except as required by a court of competent jurisdiction or pursuant to the disclosure requirements of a governmental agency.

11.	TERM AND TERMINATION

11.1	This Agreement will commence on the Effective Date and will continue in effect for a period of eighteen months unless terminated prior to expiration as provided in this Article 11.

11.2	CIBA shall have the right to terminate this Agreement without cause at any time upon six (6) months prior written notice in the event of a merger, asset sale, facility shut down or other corporate reorganization or restructuring effecting the ownership or CIBA’s continued operation of the Facility.

11.3	Either party may terminate this Agreement for failure of the other party (the “Defaulting Party”) to cure any noncompliance with any material term of this Agreement within thirty (30) days following receipt of written notice from the non-Defaulting Party. Either party may terminate this Agreement immediately in the event of the other party’s bankruptcy or initiation of similar proceedings by or against such party.

11.4	Any Product ordered prior to the effective date of termination shall be delivered by CIBA and paid for in full by UNILENS in accordance with the terms of this Agreement.

11.5	Notwithstanding any termination of this Agreement, the provisions of Articles 8, 9, 10 and 11 shall survive the termination or expiration of this Agreement for a period of five years.

12.	FORCE MAJEURE

Neither party shall be liable to the other for loss or damages for any default or delay attributable to any cause beyond the reasonable control of that party, including, but not limited to an act of God, flood, fire, explosion, strike, war, acts of terrorism, r governmental action other regulatory enforcement action arising from any violation of law, rule or regulation by the party seeking the protection of this provision. If such an event occurs, the party effected shall notify the other party and shall exercise diligent efforts to resume performance of its obligations as soon as possible. In the event the party effected is unable to resume performance within sixty (60) days, the other party shall have the right to terminate this Agreement upon ten (10) days prior written notice.

13.	MISCELLANEOUS

13.1	Waiver. No waiver of any of the terms of this Agreement shall be effective unless made in writing and signed by an authorized representative of the party waiving its rights hereunder.

13.2	No License. No license under any trademark, patent, copyright or other property right is granted under this Agreement except to the extent required for CIBA to perform its obligations hereunder.

13.3	Governing Law. This Agreement shall be construed and enforced pursuant to the laws of the State of Georgia, disregarding any conflicts of laws provisions, as if the Agreement were to be performed in its entirety in Georgia.

13.4	Independent Contractors. Nothing in this Agreement is intended or shall be deemed to constitute a partnership, agency, employer-employee or joint venture relationship between the parties. All activities by the parties hereunder shall be performed by them as independent contractors. Neither party shall incur any debts or make any commitments for the other party, except to the extent specifically provided herein.

13.5	Assignment. This Agreement shall be binding upon and inure to the benefit of the parties, their successors and permitted assigns. Neither party may assign this Agreement without the prior written consent of the non-assigning party, which consent shall not be unreasonably withheld, provided that this Agreement may be assigned by either party in the event that such party enters into any merger, sale of a controlling stock interest, sale of assets or other business combination that results in a change of control, provided that the surviving entity to such business combination is reasonably acceptable to the other party and expressly assumes all of the affected party’s obligations hereunder.

13.6	Notices. All notices hereunder shall be in writing and shall be considered delivered on the day of hand delivery, one day after delivery to a nationally recognized overnight delivery service, charges prepaid, three days after being sent by registered or certified mail, postage prepaid to the address for such party first set forth above or to such other address as any party shall have specified by notice to the other in accordance with this paragraph.

13.7	Entire Agreement/Modification/Counter Parts. The terms of this Agreement represent the entire agreement of the parties with respect to the subject matter herein and shall not be modified or supplemented except in a written document duly executed by the parties. This Agreement shall prevail in the event of any inconsistencies between it and the terms of any purchase order, invoice or other form utilized by the parties. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall be deemed one and the same instrument.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their respective duly authorized officers the day and year first above written.

CIBA VISION CORPORATION

By:	/s/ Stephen Osbaldeston
Title:	President, Global Specialty Lens & Lens Care Business

UNILENS CORP., USA

By:	/s/ Michael J. Pecora
Title:	Chief Financial Officer

APPENDIX A

PRODUCT SPECIFICATIONS

APPENDIX B

TRADEMARK ASSIGNMENT

APPENDIX C

BILL OF SALE

THIS BILL OF SALE (“Bill of Sale”) is entered into as of February 23, 2005, by and between Unilens Corp., USA (“Buyer”), and CIBA Vision Corporation, a Delaware corporation (“Seller”) with reference to the following facts:

A. Buyer and Seller are parties to that certain Asset Purchase Agreement of even date herewith (the “Purchase Agreement”).

B. Pursuant to the Purchase Agreement, Seller has agreed to sell certain assets to Buyer and Buyer has agreed to purchase such Assets and to assume certain liabilities.

NOW THEREFORE, in reliance upon the foregoing recitals and in consideration of the mutual covenants set forth herein and in the Purchase Agreement and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties hereto agree as follows:

1.	Capitalized terms used herein and not otherwise defined shall have the meaning ascribed to such terms in the Purchase Agreement.

2.	In accordance with and subject to the terms and conditions set forth in the Purchase Agreement, Seller hereby sells, assigns, transfers, conveys and delivers to Buyer all of Sellers’ rights, title and interests in and to the Assets and Buyer hereby purchases, acquires and accepts, all right, title and interest of Seller in and to, the Assets.

3.	In accordance with and subject to the terms and conditions set forth in the Purchase Agreement, Buyers hereby expressly assumes sole responsibility for any and all Assumed Liabilities.

IN WITNESS WHEREOF, the parties hereto have executed this Bill of Sale as of the date first set forth above.

CIBA VISION CORPORATION		UNILENS CORP., USA

By:	/s/ Stephen Osbaldeston	By:	/s/ Michael J. Pecora
Name:	Stephen Osbaldeston	Name:	Michael J. Pecora
Title:	President, Global Specialty Lens & Lens Care Business	Title:	Chief Financial Officer